FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



1.   Name and Address of Reporting Person
     NBC PALM BEACH INVESTMENT II, INC.
     30 Rockefeller Plaza
     New York, New York 10012


2.   Date of Event Requiring Statement (Month/Day/Year)

     9/16/99

3    IRS or Social Security Number of Reporting Person (Voluntary)



4.   Issuer Name and Ticker or Trading Symbol
     Paxson Communications Corporate ("PAX")


5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     (  ) Director                        (X ) 10% Owner
     (  ) Officer (give title below)      (  ) Other (specify below)





6.    If Amendment, Date of Original (Month/Day/Year)



7.    Individual or Joint/Group Filing (Check Applicable Line)

     ( ) Form filed by One Reporting Person

     (X) Form filed by More than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security       2. Amount of      3. Ownership   4. Nature of
   (Instr. 4)                 Securities        Form:          Indirect
                              Beneficially      Direct (D)     Beneficial
                              Owned             or             Ownership
                              (Instr. 4)        Indirect       (Instr. 5)
                                       (I)
                                   (Instr. 5)





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1. Title of           2. Date Exer-       3. Title and Amount     4. Conversion  5. Ownership      6. Nature of
Derivative            cisable and          of Securities          or             Form of           Indirect
Security              Expiration           Underlying             Exercise       Derivative        Beneficial
(Instr. 4)            Date                 Derivative             Price of       Security:         Ownership
                      (Month/Day/          Security               Derivative     Direct (D)        (Instr. 5)
                      Year)                                       Secrity        or
                                                                                 Indirect (I)
                                                                                 (Instr. 5)
-------------      ------------------  ---------------------      -------------  --------------
                   Date       Expira-  Title        Amount
                   Exer-      tion                  or
                   cisable    Date                  Number
                                                    of
                                                    Shares
                   -------    -------  ---------    ------

Warrant A(2)       9/15/99    9/15/09  Class A      13,065,507    $12.60                D
                                        Common Stock
Warrant B(2)       9/15/99    9/15/09  Class A      18,966,620    See fn3               D




Explanation of Responses:

(1) The Reporting Person and General Electric Company, Inc. ("GE"), National Broadcasting Company Holding, Inc. ("NBC Holding"), National Broadcasting Company, Inc. ("NBC") and NBC Palm Beach Investment I, Inc., may be deemed to constitute a "group" as such term is defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to holdings of equity securities of the Issuer. The Reporting Person, GE, NBC Holding and NBC do not affirm the existence of a "group" for such purposes and this statement should not be construed as an admission that the Reporting Person, GE, NBC Holding or NBC is the beneficial owner of any securities other than those set forth on this Form 3. A Joint Filing Agreement is attached hereto. (2) Warrant A and Warrant B are owned by NBC Palm Beach Investment II, Inc. NBC Palm Beach Investment II, Inc., is a wholly-owned subsidiary of NBC. NBC is a wholly-owned subsidiary of NBC Holding which is a wholly-owned subsidiary of GE. (3) Warrant B may not be exercised until Warrant A has been exercised with respect to the full number of shares issuable under such warrant. The exercise price for Warrant B shall be the average of the closing price of the Class A Common Stock for the 45 trading days immediately preceding the exercise of Warrant B; provided, that, the exercise price shall not be less than the arithmetic average of the closing price of the Class A Common Stock for the six months immediately preceding the exercise of Warrant B multiplied by .825 and shall not be greater than the arithmetic average of the closing price of the Class A Common Stock for the six months immediately preceding the exercise of Warrant B multiplied by 1.175; and provided further, that, through September 15, 2002, the exercise price shall not be less than $22.50 per share.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Dated: September __, 1999




GENERAL ELECTRIC COMPANY


By:   /s/ Robert Healing
    Name: Robert Healing
    Title:     AttorneyinFact





NATIONAL BROADCASTING COMPANY HOLDING, INC.


By:    /s/ Mark W. Begor
    Name: Mark W. Begor
    Title:     Treasurer





NATIONAL BROADCASTING COMPANY, INC.


By:   /s/ Mark W. Begor
    Name:  Mark W. Begor
    Title:     Executive Vice President




NBC PALM BEACH INVESTMENT I, INC.


By:  /s/ Lawrence Rutkowski
    Name: Lawrence Rutkowski
     Title:   Vice President



NBC PALM BEACH INVESTMENT II, INC.


By:  /s/ Lawrence Rutkowski
    Name: Lawrence Rutkowski
     Title:   Vice President

                              Attachment to Form 3


Reporting Person: NBC Palm Beach Investment I, Inc.
Address:               30 Rockefeller Plaza, New York, NY 10012

The Reporting Person is filing this statement on behalf of itself, and for and on behalf of the following persons:

General Electric Company, Inc.
3135 Easton Turnpike, Fairfield, Connecticut 06431

National Broadcasting Company Holding, Inc.
30 Rockefeller Plaza, New York, NY 10012

National Broadcasting Company, Inc.
30 Rockefeller Plaza, New York, NY 10012



Issuer and Ticker Symbol:   Paxson Communications Corporation ("PAX")

Date of Event Requiring Statement:   9/16/99



       NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc. (the "Investors") are whollyowned subsidiaries of NBC. NBC is a whollyowned subsidiary of National Broadcasting Company Holding, Inc. which is a whollyowned subsidiary of General Electric Company. NBC may be deemed to be, for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), a beneficial owner of all shares beneficially owned by the Investors, provided, however, that GE, NBC Holding and NBC expressly disclaims any pecuniary interest in such shares.

JOINT FILING AGREEMENT

    We, the signatories of the statement on Form 3D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: September __, 1999




                     GENERAL ELECTRIC COMPANY


                     By:   /s/ Robert Healing
                         Name: Robert Healing
                         Title:     AttorneyinFact





                     NATIONAL BROADCASTING COMPANY HOLDING, INC.


                     By:    /s/ Mark W. Begor
                         Name: Mark W. Begor
                         Title:     Treasurer





                     NATIONAL BROADCASTING COMPANY, INC.


                     By:   /s/ Mark W. Begor
                         Name:  Mark W. Begor
                         Title:     Executive Vice President




                     NBC PALM BEACH INVESTMENT I, INC.


                     By:  /s/ Lawrence Rutkowski
                         Name: Lawrence Rutkowski
                          Title:   Vice President



                     NBC PALM BEACH INVESTMENT II, INC.


                     By:  /s/ Lawrence Rutkowski
                         Name: Lawrence Rutkowski
                          Title:   Vice President